

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4565

February 9, 2017

Mary Kay Fenton
Chief Financial Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

> **Re:** **Achillion Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-33095**

Dear Ms. Fenton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Cynthia Mazareas, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP